Exhibit (a)(5)(O)

Asahi Kasei Corp.
July 18, 2024

Asahi Kasei Commences Tender Offer for Shares of Calliditas Therapeutics AB

As published in a previous press release, “Asahi Kasei to Acquire Calliditas Therapeutics AB,” issued on May 28, 2024, Asahi Kasei Corp. (Head office: Chiyoda-ku, Tokyo; President: Koshiro Kudo) announces that on July 18, 2024 (CEST) it commenced a tender offer (Tender Offer) for the shares of Calliditas Therapeutics AB (Head office: Stockholm, Sweden; CEO: Renée Aguiar-Lucander; hereinafter “Calliditas”), which sells TARPEYO, a therapeutic drug in the field of renal disease, offering SEK 208 per ordinary share (approximately JPY 3,114, at SEK 1 = JPY 14.97 exchange rate as of July 17, 2024) and SEK 416 per American Despositary Share.

The Tender Offer is open for tenders as of July 18, 2024 and expected to expire on August 30, 2024 (CEST). The offer period may be extended in the event that any of the conditions of the Tender Offer have not been satisfied. Promptly upon successful completion of the Tender Offer, Calliditas will become a wholly owned subsidiary of Asahi Kasei.